Issuer Free Writing Prospectus, dated September 7, 2010
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement
dated September 7, 2010 and
Registration Statement No. 333-159040
Health Care REIT, Inc.
Pricing Term Sheet
$450,000,000 4.70% Notes due 2017

Issuer:	Health Care REIT, Inc.

Size:	$450,000,000

Maturity:	September 15, 2017

Coupon (Interest Rate):	4.70%

Yield to Maturity:	4.749%

Spread to Benchmark Treasury:	T+270 bps

Benchmark Treasury:	1.875% due August 31, 2017

Benchmark Treasury Price and Yield:	98-28 / 2.049%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2011

Redemption Provision:	T+40 bps

Price to Public:	99.710%

Settlement Date:	T+3; September 10, 2010

CUSIP / ISIN:	42217K AT3 / US42217KAT34

Ratings*:	Baa2 by Moody’s Investors Service, Inc. / BBB- by Standard & Poor’s Ratings Services / BBB by Fitch Ratings Ltd.

Joint Book-Running Managers:	UBS Securities LLC, J.P. Morgan Securities LLC, Barclays Capital Inc.

Co-Managers:	RBS Securities Inc., PNC Capital Markets LLC, Comerica Securities, Inc., Fifth Third Securities, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement dated September 7, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, UBS Securities LLC can arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at (877) 827-6444, extension 561-3884.